UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

FONU2 Inc.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
30255C102
(CUSIP Number)
October 20, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 30255C102	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magna Equities II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 14,957,471*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,957,471*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on the total of 149,724,438 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. 30255C102	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magna Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 14,957,471*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,957,471*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on the total of 149,724,438 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. 30255C102	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Joshua Sason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)

EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 14,957,471*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,957,471*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on the total of 149,724,438 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

CUSIP No. 30255C102	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magna Equities I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 14,957,471*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,957,471*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on the total of 149,724,438 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. 30255C102	Page 6 of 11 Pages

Item 1.

(a)	Name of Issuer FONU2 Inc., a Nevada corporation

(b)	Address of Issuer’s Principal Executive Offices 331 East Commercial Blvd Ft. Lauderdale, FL 33334

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being jointly filed by Magna Equities II, LLC, a New York limited liability company (“ Magna Equities II ”), Magna Management, LLC, a New York limited liability company (“ Magna Management ”), Magna Equities I, LLC, a Delaware limited liability company (“ Magna Equities I ”), and Joshua Sason (each, a “ Reporting Person ” and, collectively, the “ Reporting Persons ”) with respect to shares of common stock, $0.001 par value, of the Issuer (the “ Common Stock ”) owned directly by Magna Equities II.

(b)	The address of the principal business office of each of the Reporting Persons is: 5 Hanover Square, New York, New York 10004.

(c)

Citizenship
Magna Management is a New York limited liability company.

Magna Equities II is a New York limited liability company.

Magna Equities I is a Delaware limited liability company.

Mr. Sason is a United States citizen.

(d)	Title of Class of Securities Common Stock, $0.001 par value

(e)	CUSIP Number 30255C102

SCHEDULE 13G

CUSIP No. 30255C102	Page 7 of 11 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

SCHEDULE 13G

CUSIP No. 30255C102	Page 8 of 11 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

The 14,957,471 shares of Common Stock owned indirectly by Magna Equities II may be acquired by Magna Equities II pursuant to the conversion of a $103,000 Convertible Promissory Note.

Mr. Sason is the Chief Executive Officer of Magna Equities II and owns all of the membership interests in Magna Equities II. Accordingly, Mr. Sason, subject to the limitations of the rights described above, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities owned directly by Magna Equities II, including, without limitation, the Common Stock. Mr. Sason does not directly own any shares of Common Stock. Under Rule 13d-3 under the Exchange Act, Mr. Sason may be deemed to beneficially own the shares of Common Stock owned directly by Magna Equities II. Magna Equities II is not a registered broker-dealer, and neither Magna Equities II nor any of its affiliates is an affiliate or an associated person of a registered broker-dealer. Magna Management and Magna Equities I are affiliated entities to Magna Equities II.

SCHEDULE 13G

CUSIP No. 30255C102	Page 9 of 11 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SCHEDULE 13G

CUSIP No. 30255C102	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2014

Magna Equities II, LLC

By:   /s/ Joshua Sason

Name: Joshua Sason

Title: Chief Executive Officer

Magna Management, LLC

By:   /s/ Joshua Sason

Name: Joshua Sason

Title: Chief Executive Officer

Magna Equities I, LLC

By:   /s/ Joshua Sason

Name: Joshua Sason

Title: Chief Executive Officer

Joshua Sason
/s/ Joshua Sason JOSHUA SASON

SCHEDULE 13G

CUSIP No. 30255C102	Page 11 of 11 Pages

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of October 20, 2014, by and between Magna Equities II, LLC, Magna Management, LLC, Magna Equities I, LLC, and Joshua Sason.